                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                Schedule 13D/A
                               (Amendment No. 1)
                  Under the Securities Exchange Act of 1934*

                             THE WISER OIL COMPANY
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
                        (Title of Class of Securities)

                                  977284 10 8
                                (CUSIP Number)

                         Wiser Investment Company, LLC
                           c/o George K. Hickox, Jr.
                              1629 Locust Street
                            Philadelphia, PA 19103
                                (215) 546-6595
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  Copies to:

                               Steven K. Cochran
                           Thompson & Knight L.L.P.
                        1700 Pacific Avenue, Suite 3300
                               Dallas, TX 75201
                                (214) 969-1700
                                      and
                                 Anne K. Hill
                           Thompson & Knight L.L.P.
                        1700 Pacific Avenue, Suite 3300
                               Dallas, TX 75201
                                (214) 969-1700

                                April 2, 2001**
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(e), 240.13d-1(f) or 204.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S) 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**This Statement reflects the cumulative increase in shares owned by the Reporting Persons resulting from the following paid in kind dividends issued pursuant to the Certificate of Designations of Wiser's Preferred Stock: (i) dividends payable June 30 and September 30, 2000, declared by Wiser's Board November 13, 2000, shares issued February 19, 2001; (ii) dividends payable December 31, 2000, declared by Wiser's Board and shares issued February 27, 2001; and (iii) dividends payable March 31, 2000, declared by Wiser's Board and shares issued April 2, 2001.

CUSIP NO. 977284108    SCHEDULE 13D/A


(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

          Wiser Investment Company, LLC  74-2936582
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
(3)  SEC Use Only
--------------------------------------------------------------------------------
(4)  Source of Funds (See Instructions)                                       OO
--------------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                      [ ]
--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization         Delaware
--------------------------------------------------------------------------------
     Number of                  (7)  Sole Voting Power                 1,549,326
     Shares Bene-              -------------------------------------------------
     ficially                   (8)  Shared Voting Power               2,470,588
     Owned by                  -------------------------------------------------
     Each                       (9)  Sole Dispositive Power            1,549,326
     Reporting                 -------------------------------------------------
     Person With               (10)  Shared Dispositive Power                  0
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person      4,019,914
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                      [ ]
--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)                    30.7%
--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)                              OO
--------------------------------------------------------------------------------

CUSIP NO. 977284108  SCHEDULE 13D/A


(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

          George K. Hickox, Jr.
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
(3)  SEC Use Only
--------------------------------------------------------------------------------
(4)  Source of Funds (See Instructions)                                   OO, PF
--------------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                      [ ]
--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization        United States of America
--------------------------------------------------------------------------------
     Number of                (7)  Sole Voting Power                           0
     Shares Bene-            ---------------------------------------------------
     ficially                 (8)  Shared Voting Power                 4,045,714
     Owned by                ---------------------------------------------------
     Each                     (9)  Sole Dispositive Power                      0
     Reporting               ---------------------------------------------------
     Person With             (10)  Shared Dispositive Power            1,575,126
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person      4,045,714
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                      [ ]
--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)                    30.9%
--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)                              IN
--------------------------------------------------------------------------------

CUSIP NO. 977284108  SCHEDULE 13D/A


(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

          Douglas P. Heller
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
(3)  SEC Use Only
--------------------------------------------------------------------------------
(4)  Source of Funds (See Instructions)                                   OO, PF
--------------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                      [ ]
--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization        United States of America
--------------------------------------------------------------------------------
     Number of                 (7)  Sole Voting Power                          0
     Shares Bene-             --------------------------------------------------
     ficially                  (8)  Shared Voting Power                4,027,614
     Owned by                 --------------------------------------------------
     Each                      (9)  Sole Dispositive Power                     0
     Reporting                --------------------------------------------------
     Person With              (10)  Shared Dispositive Power           1,557,026
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person      4,027,614
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                      [ ]
--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)                    30.7%
--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)                              IN
--------------------------------------------------------------------------------

CUSIP NO. 977284108  SCHEDULE 13D/A


(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

          Scott W. Smith
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
(3)  SEC Use Only
--------------------------------------------------------------------------------
(4)  Source of Funds (See Instructions)                                   OO, PF
--------------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
     or 2(e)                                                                 [ ]
--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization        United States of America
--------------------------------------------------------------------------------
     Number of                 (7)  Sole Voting Power                      7,800
     Shares Bene-             --------------------------------------------------
     ficially                  (8)  Shared Voting Power                4,019,914
     Owned by                 --------------------------------------------------
     Each                      (9)  Sole Dispositive Power                 7,800
     Reporting                --------------------------------------------------
     Person With              (10)  Shared Dispositive Power           1,549,326
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person      4,027,714
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                      [ ]
--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)                    30.7%
--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)                              IN
--------------------------------------------------------------------------------

CUSIP NO. 977284108  SCHEDULE 13D/A


(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

          Dimeling, Schreiber and Park  23-2460636
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
(3)  SEC Use Only
--------------------------------------------------------------------------------
(4)  Source of Funds (See Instructions)                                   OO, AF
--------------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                      [ ]
--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization        Pennsylvania
--------------------------------------------------------------------------------
     Number of                 (7)  Sole Voting Power                    135,557
     Shares Bene-             --------------------------------------------------
     ficially                  (8)  Shared Voting Power                2,470,588
     Owned by                 --------------------------------------------------
     Each                      (9)  Sole Dispositive Power             2,606,145
     Reporting                --------------------------------------------------
     Person With              (10)  Shared Dispositive Power                   0
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person      2,606,145
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                      [ ]
--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11)                   22.4%
--------------------------------------------------------------------------------
(14)  Type of Reporting Person (See Instructions)                             PN
--------------------------------------------------------------------------------

CUSIP NO. 977284108  SCHEDULE 13D/A


(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

          William R. Dimeling
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
(3)  SEC Use Only
--------------------------------------------------------------------------------
(4)  Source of Funds (See Instructions)                                   OO, PF
--------------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                      [ ]
--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization        United States of America
--------------------------------------------------------------------------------
     Number of                (7)  Sole Voting Power                           0
     Shares Bene-            ---------------------------------------------------
     ficially                 (8)  Shared Voting Power                 2,606,145
     Owned by                ---------------------------------------------------
     Each                     (9)  Sole Dispositive Power                      0
     Reporting               ---------------------------------------------------
     Person With             (10)  Shared Dispositive Power            2,606,145
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person      2,606,145
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                      [ ]
--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)                    22.4%
--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)                              IN
--------------------------------------------------------------------------------

CUSIP NO. 977284108  SCHEDULE 13D/A


(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

          Richard R. Schreiber
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
(3)  SEC Use Only
--------------------------------------------------------------------------------
(4)  Source of Funds (See Instructions)                                   OO, PF
--------------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                      [ ]
--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization        United States of America
--------------------------------------------------------------------------------
     Number of                (7)  Sole Voting Power                           0
     Shares Bene-            ---------------------------------------------------
     ficially                 (8)  Shared Voting Power                 2,606,145
     Owned by                ---------------------------------------------------
     Each                     (9)  Sole Dispositive Power                      0
     Reporting               ---------------------------------------------------
     Person With             (10)  Shared Dispositive Power            2,606,145
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person      2,606,145
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                      [ ]
--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)                    22.4%
--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)                              IN
--------------------------------------------------------------------------------

CUSIP NO. 977284108  SCHEDULE 13D/A


(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

          Steven G. Park
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
(3)  SEC Use Only
--------------------------------------------------------------------------------
(4)  Source of Funds (See Instructions)                                   OO, PF
--------------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                      [ ]
--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization        United States of America
--------------------------------------------------------------------------------
     Number of                (7)  Sole Voting Power                           0
     Shares Bene-            ---------------------------------------------------
     ficially                 (8)  Shared Voting Power                 2,606,145
     Owned by                ---------------------------------------------------
     Each                     (9)  Sole Dispositive Power                      0
     Reporting               ---------------------------------------------------
     Person With             (10)  Shared Dispositive Power            2,606,145
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person      2,606,145
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                      [ ]
--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)                    22.4%
--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)                              IN
--------------------------------------------------------------------------------

     Only the information reported for the following Item in this Amendment No. 1 to Schedule 13D is amended from the initial filing on Schedule 13D dated June 25, 2000 (the "Schedule 13D"). Unless specifically hereby amended, the information in the Schedule 13D remains unchanged. Unless otherwise defined herein, all defined terms used herein have the same meaning as in the Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

     Item 5 is amended and restated in its entirety as follows:

     (a) As of the date of this Statement, WIC may be deemed to have beneficial ownership of 4,019,914 shares of Common Stock, assuming (i) conversion of the Preferred Stock and (ii) complete exercise of the Warrants. Such shares would represent approximately 30.7% of the issued and outstanding shares of the Issuer's Common Stock as of March 16, 2001.

     As of the date of this Statement, Mr. Hickox may be deemed to have beneficial ownership of 4,045,714 shares of Common Stock, assuming (i) conversion of the Preferred Stock and (ii) complete exercise of the Warrants. Such shares would represent approximately 30.9% of the issued and outstanding shares of the Issuer's Common Stock as of March 16, 2001.

     As of the date of this Statement, Mr. Heller may be deemed to have beneficial ownership of 4,027,614 shares of Common Stock, assuming (i) conversion of the Preferred Stock and (ii) complete exercise of the Warrants. Such shares would represent approximately 30.7% of the issued and outstanding shares of the Issuer's Common Stock as of March 16, 2001.

     As of the date of this Statement, Mr. Smith may be deemed to have beneficial ownership of 4,027,714 shares of Common Stock, assuming (i) conversion of the Preferred Stock and (ii) complete exercise of the Warrants. Such shares would represent approximately 30.7% of the issued and outstanding shares of the Issuer's Common Stock as of March 16, 2001.

     As of the date of this Statement, DSP may be deemed to have beneficial ownership of 2,606,145 shares of Common Stock, assuming conversion of the Preferred Stock. Such shares would represent approximately 22.4% of the issued and outstanding shares of the Issuer's Common Stock as of March 16, 2001.

     As of the date of this Statement, Mr. Dimeling may be deemed to have beneficial ownership of 2,606,145 shares of Common Stock, assuming conversion of the Preferred Stock. Such shares would represent approximately 22.4% of the issued and outstanding shares of the Issuer's Common Stock as of March 16, 2001.

     As of the date of this Statement, Mr. Schreiber may be deemed to have beneficial ownership of 2,606,145 shares of Common Stock, assuming conversion of the Preferred Stock. Such shares would represent approximately 22.4% of the issued and outstanding shares of the Issuer's Common Stock as of March 16, 2001.

     As of the date of this Statement, Mr. Park may be deemed to have beneficial ownership of 2,606,145 shares of Common Stock, assuming conversion of the Preferred Stock. Such shares would represent approximately 22.4% of the issued and outstanding shares of the Issuer's Common Stock as of March 16, 2001.

     (b) WIC has the sole power to vote or to direct the vote and has the sole power to dispose or direct the disposition of the 1,503,853 shares of Common Stock underlying the Preferred Stock and Warrants purchased by WIC and the 45,473 shares of Common Stock issued to WIC by the Issuer as paid in kind dividends on the Preferred Stock for the second, third and fourth quarters of 2000 and the first quarter of 2001, subject to the terms of the Stockholder Agreement described in Item 6 of the Schedule 13D. WIC has shared power to vote or to direct the vote of the 2,470,588 shares of Common Stock underlying the Preferred Shares purchased by DSP. Pursuant to the Voting Agreement described in
Item 6 of the Schedule 13D, DSP has irrevocably appointed WIC as its attorney-in-fact and proxy to vote the Preferred Stock held by DSP on all matters, other than certain excluded matters, in such a manner as WIC, in its sole discretion, deems proper. DSP has retained the right to vote the 2,470,588 shares in its sole discretion, with respect to the merger, consolidation, reorganization, bankruptcy, liquidation, recapitalization or sale of substantially all of the assets of the Issuer. DSP has the sole power to vote or to direct the vote of the 135,557 shares of Common Stock issued to DSP by the Issuer as paid in kind dividends on the Preferred Stock for the second, third and fourth quarters of 2000 and the first quarter of 2001 (the "DSP Dividends"). DSP has the sole power to dispose or direct the disposition of the 2,470,588 shares of Common Stock underlying the Preferred Stock purchased by DSP and the DSP 2000 Dividends, subject to the Stockholders Agreement.

     Mr. Hickox, Mr. Heller and Mr. Smith, as managers of WIC, have shared voting power over 4,019,914 shares of Common Stock and have shared dispositive power over 1,549,326 shares of Common Stock. In addition, Mr. Hickox has shared voting and dispositive power over an additional 25,800 shares of Common Stock owned by his wife. Mr. Heller has shared voting and dispositive power over an additional 7,700 shares of Common Stock owned by his children. Mr. Smith has sole voting and dispositive power over an additional 7,800 shares of Common Stock.

     Mr. Dimeling, Mr. Schreiber and Mr. Park, as partners of DSP, have shared voting and dispositive power over 2,606,145 shares of Common Stock.

     (c) None of the Reporting Persons have acquired any shares of Common Stock of the Issuer during the past sixty days, other than the purchases reported herein.

     (d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of the Issuer.

     (e)  Not applicable.

                                 SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    April 30, 2001        WISER INVESTMENT COMPANY, LLC
       ----------
                                  By:  /S/  GEORGE K. HICKOX, JR.
                                       -----------------------------------
                                      George K. Hickox, Jr., Manager



Date:    April 30, 2001        GEORGE K. HICKOX, JR.
       ----------
                               /S/  George K. Hickox, Jr.
                               -------------------------------------------



Date:    April 30, 2001        DOUGLAS P. HELLER
       ----------
                               /S/  Douglas P. Heller
                               -------------------------------------------



Date:    April 30, 2001        SCOTT W. SMITH
       ----------
                               /S/  Scott W. Smith
                               -------------------------------------------


Date:    April 30, 2001        DIMELING, SCHREIBER AND PARK
       ----------
                                  By:  /S/  RICHARD R. SCHREIBER
                                      ------------------------------------
                                      Richard R. Schreiber, Partner



Date:    April 30, 2001        WILLIAM R. DIMELING
       ----------
                               /S/  William R. Dimeling
                               -------------------------------------------



Date:    April 30, 2001        RICHARD R. SCHREIBER
       ----------
                               /S/  Richard R. Schreiber
                               -------------------------------------------



Date:    April 30, 2001        STEVEN G. PARK
       ----------
                               /S/  Steven G. Park
                               -------------------------------------------